Exhibit 99.1

                                [GRAPHIC OMITTED]
                             Fresenius Medical Care


Investor News                                    Fresenius Medical Care AG
                                                 Investor Relations
                                                 Else-Kroner-Str. 1
                                                 D-61352 Bad Homburg

                                                 Contact:

                                                 Oliver Maier
                                                 ------------
                                                 Phone:  + 49 6172 609 2601
                                                 Fax:    + 49 6172 609 2301
                                                 E-mail: ir-fms@fmc-ag.com

                                                 North America:
                                                 Heinz Schmidt
                                                 -------------
                                                 Phone:  +  1 781 402 9000
                                                                Ext.: 4518
                                                 Fax:    +  1 781 402 9741
                                                 E-mail: ir-fmcna@fmc-ag.com

                                                 Internet: http://www.fmc-ag.com
                                                           ---------------------


                                                 April 06, 2005


              Fresenius Medical Care Announces Receipt of Subpoena


         Bad Homburg, Germany -- April 6, 2005 -- Fresenius Medical Care AG ("the Company") (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world's largest provider of dialysis products and services, today announced that its wholly -owned subsidiary, Fresenius Medical Care Holdings, Inc., received on April 1, 2005 a subpoena from the U.S. Department of Justice, Eastern District of Missouri in St. Louis. The subpoena requires production of a broad range of documents relating to the Company's operations, including documents related to, among other things, clinical quality programs, business development activities, medical director compensation and physician relations, joint ventures and our anemia management program. The subpoena covers the period from December 1, 1996 through the present.


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         The subpoena was issued in connection with a joint civil and criminal investigation of allegations against the Company. The Company intends to cooperate with the government's investigation. To the knowledge of the Company, the government has not initiated legal proceedings against the Company at this time, and it is not possible to predict whether proceedings might be initiated or when the investigation may be concluded. Counsel for the Company had an initial conversation with the United States Attorney's Office, Eastern District of Missouri, on Tuesday April 5, 2005 to begin discussions related to this investigation. The Company intends to meet with representatives of the government to review the government's priorities and the production of responsive documents.

         Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: "We understand and respect that the government has the right and responsibility to investigate allegations or concerns. We have commented many times before on our pride in our global team's commitment to quality and compliance. In light of our system of internal controls and the procedures we follow under our corporate compliance program and the Corporate Integrity Agreement, I am confident of our position on these issues and other regulatory compliance matters. We look forward to reviewing these extensive compliance processes which we have adopted."


Conference Call

For further explanation on this matter Fresenius Medical Care will hold a Conference Call to discuss this matter on April 7, 2005, at 14:00 pm CET / 8:00 am EST. The dial in number is +1-706-645-9185 (International and North American Caller). A replay of the conference call will be available shortly after the event on Fresenius Medical Care's web page www.fmc-ag.com.

Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,610 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides Dialysis Treatment to approximately 124,400 patients around the globe. Fresenius Medical Care is also the world's leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company's website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.


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